
KPMG

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


04033259


SEC MAIL PROCESSING
RECEIVED
JUN 2 1 2004
WASH, D.C. 158 SECTION

Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission File Number 001-09526

Full title of plan and the address of the plan:

Savings Plan for Hourly-Rated Employees of
BHP Copper Inc.
1360 Post Oak Blvd., Suite 150
Houston, Texas 77056-3020


PROCESSED
JUN 23 2004
THOMSON
FINANCIAL

Name of the issuer of the held securities held pursuant of the plan and the address of its principal executive office:

BHP BILLITON LIMITED

BHP TOWER, BOURKE PLACE

180 Lonsdale Street

Melbourne, Victoria 3000

Australia

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Plan Benefits December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Plan Benefits Years ended December 31, 2003 and 2002	3
Notes to Financial Statements December 31, 2003 and 2002	4
Supplemental Schedules	
Schedule 1 – Schedule H, Line 4a – Schedule of Delinquent Participant Contributions Year ended December 31, 2003	9
Schedule 2 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2003	10

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.



KPMG LLP
700 Louisiana Street
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Report of Independent Registered Public Accounting Firm

The BHP Copper Retirement Advisory Committee of the
Savings Plan for Hourly-Rated Employees of BHP Copper Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc. (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2003 and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 17, 2004



SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments, at fair value	$ 9,688,298	9,914,100
Employee contribution receivable	3,505	11,057
Due from affiliated plan	—	29,000
Other receivable	8,158	—
Net assets available for plan benefits	$ 9,699,961	9,954,157

See accompanying notes to financial statements.

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Net investment income (loss):		
Interest and dividends	$ 293,546	419,448
Net appreciation (depreciation) in fair value of investments	1,167,354	(1,204,022)
	1,460,900	(784,574)
Contributions:		
Employee	184,149	318,741
Employer, net of forfeitures	2,605	175
Rollover	—	42,556
	186,754	361,472
Benefits paid	(1,889,190)	(2,408,981)
Plan expenses	(12,660)	(23,500)
Net decrease	(254,196)	(2,855,583)
Net assets available for plan benefits:		
Beginning of year	9,954,157	12,809,740
End of year	$ 9,699,961	9,954,157

See accompanying notes to financial statements.

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Notes to Financial Statements

December 31, 2003 and 2002

(1) Description of Plan

The following description of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc. (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan provides retirement benefits for employees of BHP Copper Inc. (BHP or the Company) who are hourly employees subject to various collective bargaining agreements and who are employed at Pinto Valley Mining Division and San Manuel Mining Division. The Plan is a defined contribution plan with a 401(k) directed feature qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan was established on January 1, 1987 and restated effective January 1, 1998. The Plan has been amended from time to time since its restatement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On July 9, 1999, in conjunction with BHP Billiton Limited's (formerly The Broken Hill Proprietary Company Limited) decision that its North American Copper operations be put on care and maintenance, a partial plan termination was declared for participants who were terminated due to this event, resulting in immediate vesting upon termination of employment. The partial termination was effective August 1, 1999.

(b) Administration

BHP is the Plan's sponsor. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan, and Vanguard Group, Inc. serves as record keeper for the Plan. Certain duties on behalf of the Plan's sponsor are carried out by the BHP Copper Retirement Advisory Committee (the Copper RAC). The Copper RAC members are each appointed by the board of directors of the Company. Certain duties of the Copper RAC have been assigned to the BHP USA Retirement Advisory Committee.

(c) Contributions

Eligible employees may make contributions to the Plan on a pretax and/or after-tax basis through payroll withholding of any whole percentage up to 22% of their eligible earnings, subject to limitations set by the Internal Revenue Service (the IRS). Participants are permitted to change the rate of their contributions upon request.

The annual Company contribution for each eligible employee of the Company's Pinto Valley Mining Division is $400. The annual Company contribution for each eligible employee of the Company's San Manuel Mining Division is based on the age of the employee at November 1, 1991, or age at hire if hired after November 1, 1991, and ranges from $100 to $8,000 per employee. The total Company contributions to San Manuel Mining Division employees for all years employed are limited to $8,000. Employees must be employed on the last day of the plan year to receive applicable Company contributions. For the 2003 and 2002 plan years, the Company utilized $18,400 and $19,600, respectively, of forfeitures to fund the required Pinto Valley Mining Division Company contribution. In 2004, the Company utilized forfeitures of $2,050 to fund the 2003 Company contributions for the San Manuel Mining Division. In 2003, the Company made a contribution of $2,605 to fund the 2002 Company contributions for the San Manuel Mining Division.

(d) ***Investment Options***

The Plan offers seven mutual funds, American Depository Receipts of BHP Billiton Limited (BHP ADRs), and a common/collective trust fund for investment of participant accounts.

(e) ***Participant Accounts***

Under the Plan, each participant's account is credited with participant's contributions, Company contributions, and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are allocated in proportion to the value of the participant's account.

(f) ***BHP ADRs Voting Rights***

Each participant is entitled to exercise voting rights attributable to the shares of the BHP ADRs allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

(g) ***Vesting***

Participants are 100% vested in their employee contributions, rollover contributions, and earnings thereon. Participants vest in their Company matching contributions and earnings thereon as follows:

Years of service	Vested percentage
Less than 3 years	0%
At least 3 but less than 4 years	40
At least 4 but less than 5 years	60
5 years of more	100

(h) ***Forfeitures***

Forfeitures of terminated participants' nonvested Company contributions become available to reduce future Company contributions or pay plan expenses at the earlier of the date on which the participant's vested account balance is distributed or the end of the month following the date 90 days after the participant's termination.

Upon reemployment of a former participant, any forfeiture of nonvested Company contributions must be restored if the period of absence is less than five years.

Forfeitures available at December 31, 2003 and 2002 to reduce future Company contributions and pay plan expenses are $41,120 and $68,995, respectively.

(Continued)

(i) Withdrawals

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his or her account as a lump-sum distribution in cash. To the extent that their account balance was invested in BHP ADRs, a participant may request payment in the form of BHP ADRs. A participant may withdraw all or any portion of the balance in his or her after-tax account and/or rollover account. Once age 59-1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. Participants may also make a hardship withdrawal from the vested portion of his or her account. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

(j) Loans

Participants may borrow from the vested portions of their account balances a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last 12 months or (b) 50% of their vested account balances. No more than one loan is allowed per account at any given time. The loans bear interest at a rate equal to The *Wall Street Journal* prime rate plus 1%. Loans must be repaid within five years for general loans and 10 years for loans used to purchase a primary residence.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Gains (Losses) on Investments

Investments are reported at fair value. Mutual funds and BHP ADRs are valued based upon quoted market prices. The Vanguard Retirement Savings Trust (Retirement Savings Trust) is a common/collective trust fund that invests primarily in investment contracts issued by life insurance companies, banks, and other financial institutions. It is valued daily based upon the fair value of the underlying securities. For the years ended December 31, 2003 and 2002, the average yield for the Retirement Savings Trust was 4.25% and 5.19%, respectively. Participant loans are valued at cost, which approximates fair value.

Purchases and sales are recorded on a trade-date basis. Interest is recorded as earned, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of the investments held at the end of the year.

(d) Investments

The following table presents investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002:

		2003	2002
Managers Special Equity Fund	$	574,873	494,821
Vanguard 500 Index Fund		846,307	819,579
Vanguard Balanced Index Fund		1,921,019	2,026,064
Vanguard Growth Index Fund		604,329	536,035
Vanguard Value Index Fund		607,808	583,771
Vanguard Retirement Savings Trust		3,865,391	4,230,751
American Depository Receipts of BHP Billiton Limited		599,504	569,174

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

		2003	2002
Mutual funds	$	944,710	(1,267,094)
Common stock		222,644	63,072
	$	1,167,354	(1,204,022)

(e) Administrative Expenses

Expenses related to the administration of the Plan may be paid by the Company or by the Plan. During 2003 and 2002 audit fees of $12,660 and $23,500, respectively, were funded through forfeitures. The Company paid all other expenses, excluding loan fees, which are charged to participants.

(3) Risks and Uncertainties

The Plan provides for various investments in cash and cash equivalents, mutual funds, a common/collective trust fund, and BHP ADRs. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(Continued)

(4) Federal Income Taxes

The Plan obtained its latest determination letter on September 13, 1999 in which the IRS stated that the Plan, as then designed, qualifies under Section 401(a) of the Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. Even so, the Copper RAC believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified, and the related trust was tax-exempt as of December 31, 2003 and 2002.

(5) Plan Termination

Under the terms of the Plan, BHP has the right to terminate the Plan at any time. Upon termination of the Plan, the trustee will adjust the benefits of all participants in accordance with the regulations and rulings of the IRS. After all such adjustments have been made, all participants become fully vested in the resulting balances of their accounts. The trustee would then commence distribution as directed by the Copper RAC.

(6) Related-Party Transactions

Certain plan investments are shares of mutual funds and money market funds managed and distributed by Vanguard, the trustee, and a party in interest with respect to the Plan. In addition, the Plan provides for investment in BHP ADRs and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transaction" provisions of ERISA and the Code.

(7) Nonexempt Transactions

As reported on schedule 1, certain plan contributions, for the 2003 and 2002 plan years, were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2003.

(8) Subsequent Event

The Plan was amended to eliminate the BHP Stock Fund as an investment option. Participants were given the opportunity to transfer assets held in the BHP Stock Fund to other investment elections prior to the liquidation process. If participants held the BHP Stock Fund on May 15, 2004, their investment in the BHP Stock Fund was liquidated and reinvested in the Vanguard 500 Index Fund.

Schedule 1

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2003

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions
$14,562	14,562

See accompanying report of independent registered public accounting firm.

Schedule 2

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue/description of investment	Shares or face value	Current value
Cash and cash equivalents:		
Vanguard Prime Money Market Fund*	4	$ 4
Mutual funds:		
American Century International Growth Fund	20,145	159,950
Managers Special Equity Fund	7,324	574,873
Vanguard 500 Index Fund*	8,243	846,307
Vanguard Balanced Index Fund*	105,146	1,921,019
Vanguard Growth Index Fund*	24,251	604,329
Vanguard Value Index Fund*	32,074	607,808
Vanguard Total Bond Market Index Fund*	34,042	350,973
Common stock:		
American Depository Receipts of BHP Billiton Limited*	32,832	599,504
Common/collective trust fund:		
Vanguard Retirement Savings Trust*	3,865,391	3,865,391
Participant loans* (interest rates ranging from 5.00% to 10.00%)	—	158,140
Total assets (held at end of year)		$ 9,688,298

* Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the BHP Copper Retirement Advisory Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 17, 2004

Savings Plan for Hourly-Rated Employees of
BHP Copper Inc.

By: 

Howard Spiegel
BHP Copper Retirement
Advisory Committee Member

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF
BHP COPPER INC.

Index to Exhibit

Exhibit number	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The BHP Copper Retirement Advisory Committee of the
Savings Plan for Hourly-Rated Employees of BHP Copper Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 33-35424) on Form S-8 of BHP Billiton Limited of our report dated June 17, 2004 with respect to the statements of net assets available for plan benefits of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc. as of December 31, 2003 and 2002, the statements of changes in net assets available for plan benefits for the years then ended, the supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2003 and the supplemental schedule H, line 4i – schedule of assets (held at the end of year) as of December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc.

KPMG LLP

Houston, Texas
June 17, 2004